UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VanceInfo Technologies Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G9319E 109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.	G9319E 109

1	NAMES OF REPORTING PERSONS LC Fund II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* based on the 44,556,910 ordinary shares outstanding as of December 31, 2010.

CUSIP NO.	G9319E 109

1	NAMES OF REPORTING PERSONS Right Lane Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* based on the 44,556,910 ordinary shares outstanding as of December 31, 2010.

CUSIP NO.	G9319E 109

1	NAMES OF REPORTING PERSONS Legend Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	the People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* based on the 44,556,910 ordinary shares outstanding as of December 31, 2010.

CUSIP NO.	G9319E 109

1	NAMES OF REPORTING PERSONS Chinese Academy of Sciences Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* based on the 44,556,910 ordinary shares outstanding as of December 31, 2010.

CUSIP NO.	G9319E 109

1	NAMES OF REPORTING PERSONS Chinese Academy of Sciences

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500 ordinary shares based on beneficial ownership of 51,500 American Depositary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* based on the 44,556,910 ordinary shares outstanding as of December 31, 2010.

CUSIP NO.	G9319E 109
ITEM 1(a). NAME OF ISSUER:
VanceInfo Technologies Inc. (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F, Building 8, Zhongguancun Software Park,
Haidian District, Beijing 100193,
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
LC Fund II
Right Lane Limited
Legend Holdings Limited
Chinese Academy of Sciences Holdings Ltd.
Chinese Academy of Sciences
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
LC Fund II:
10th Floor, Tower A, Raycom Info. Tech Center
No. 2 Ke Xue Yuan Nan Lu, Zhong Guan Cun,
Haidian District, Beijing 100080,
The People’s Republic of China
Right Lane Limited:
Suites 2701-03, One Exchange Square, Central, Hong Kong
Legend Holdings Limited:
10/F, Tower A, Raycom Info Park,
No.2 Kexueyuan Nanlu, Zhongguancun, Haidian District,
Beijing 100080, PRC.
Chinese Academy of Sciences Holdings Co., Ltd.:
7/F, Yingu Mansion, 9 Beisihuanxi Road,
Beijing 100080, PRC.
Chinese Academy of Sciences
No. 52, San Li He Road, Xicheng District
Beijinig 100864, PRC

CUSIP NO.	G9319E 109
ITEM 2(c) CITIZENSHIP:
LC Fund II is a Cayman Islands company; Right Lane Limited is a Hong Kong company; Legend Holdings Limited is a Chinese company; Chinese Academy of Sciences Holdings Co., Ltd. is a Chinese company. Chinese Academy of Sciences is an academic institution controlled by Chinese government.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
G9319E 109
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Person is provided as of December 31, 2010:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
LC Fund II	51,500	0.1%	51,500	0	51,500	0

Right Lane Limited	51,500	0.1%	0	51,500	0	51,500

Legend Holdings Limited	51,500	0.1%	0	51,500	0	51,500

Chinese Academy of Sciences Holdings Co., Ltd.	51,500	0.1%	0	51,500	0	51,500

Chinese Academy of Sciences	51,500	0.1%	0	51,500	0	51,500
LC Fund II is the beneficial owner of 51,500 American Depositary Shares, each representing one ordinary share of the Issuer. Right Lane Limited is the controlling shareholder of LC Fund II. Legend holdings Limited is the sole shareholder of Right Lane Limited, and is in turn controlled by Chinese Academy of Sciences Holdings Co., Ltd. Chinese Academy of Sciences Holdings Co., Ltd. is wholly owned by Chinese Academy of Sciences. Right Lane Limited, Legend Holdings Limited, Chinese Academy of Sciences Holdings Co., Ltd. and Chinese Academy of Sciences may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II in accordance with Regulation 13(d) of the Securities Act.

CUSIP NO.	G9319E 109
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

CUSIP NO.	G9319E 109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2011

LC Fund II	By:	/s/ Hao Chen Name: Hao Chen
Title: Authorized Signatory

Right Lane Limited	By:	/s/ Hao Chen Name: Hao Chen
Title: Authorized Signatory

Legend Holdings Limited	By:	/s/ Hao Chen Name: Hao Chen
Title: Authorized Signatory

Chinese Academy of Sciences Holdings Co., Ltd.	By:	/s/ Hao Chen Name: Hao Chen
Title: Authorized Signatory

Chinese Academy of Sciences	By:	/s/ Hao Chen Name: Hao Chen
Title: Authorized Signatory

CUSIP NO.	G9319E 109
LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement